  Axiologix

July 1, 2010

Via EDGAR

Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Dear Ms. Jacobs:

Re:

Axiologix Education Corporation (the “Company”)

Registration Statement on Form S-1

Filed May 26, 2010

File No. 333-167095

I am President of the Company and write this letter on behalf of the Company.  Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on May 26, 2010 (SEC File No. 333-167095) along with any exhibits filed thereto (the "Registration Statement").  The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Such withdrawal is requested, as the Company is renegotiating the terms of its financing with the investor, Dutchess Private Equities Fund, Ltd.  As a result, the Company determined that it should withdraw the Registration Statement.  The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been or will be distributed, issued, or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Faiyaz Dean at (206) 274-4598.

Yours truly,

Axiologix Education Corporation

Per:  /s/ John P. Daglis

John P. Daglis

President & C.E

English Creek Corporate Center, 501 Scarborough Drive; 3rd Floor, EHT, NJ 08234

TOLL FREE: 877.338.3723

MAIN OFFICE: 609.646.2005

                          FAX: 609.939.0717

                                www.axiologix.net